Dear Shareholders:

The past twelve months marked a time of change in your company's operations. As I have described in recent newsletters and at last year's annual meeting, Westland is becoming much more a land development enterprise. What this means is that instead of selling raw or semi-improved acreage, the company is producing finished lots, primarily for residential purposes. There's a greater risk in taking this path, but the long-term results should be more profitable for the company.

During fiscal year 2001, we developed both units of the Tierra Oeste subdivision and started construction of the Painted Sky subdivision. Since the sale of these finished lots lags the construction phase, we saw a decrease in revenues during the year. This decline will be reversed during the current fiscal year as our lot sales catch up with our construction activity. We are essentially sold out of Tierra Oeste lots at this point, for example, and we have agreements in place for the sale of most of Painted Sky. Other projects will come on line this fiscal year. Specifically, we plan on continuing the development of Painted Sky and a third unit of Tierra Oeste. We may also begin construction of The Crossings subdivision.

We also hope to kick off the development of our master-planned acreage, now known as The Petroglyphs. As I have reported on many occasions, the development of the master plan is a critical element of the company's goals. This undertaking comes at a steep price, however. Over the past six months, we have been working with bond underwriters and counsel to come up with a financing package for The Petroglyphs. We believe our efforts will soon come to fruition.

With regard to other activity during fiscal year 2001, Westland continued its reinvestment program by acquiring another Walgreens store, this one located in El Paso, Texas. The Walgreens lease for the El Paso store is similar to those of our other Walgreens. The key component is a minimum 20-year lease term. We see this as a low-risk opportunity for Westland to diversity its operations and build a long-term asset.

Fiscal year 2001 also brought a 40-acre sale for property that will be developed into an industrial park known as the Westland Business Center. As this industrial park is developed, Westland will have the opportunity to come back into the project as an equity partner. The property is located at the northwest corner of I-40 and Paseo del Volcan. One of our objectives is to generate new employment growth near and within our master plan. We feel the Westland Business Center will assist this effort.

Finally, I would like to extend the board's deep gratitude to those shareholders and heirs who have served or are currently enlisted in our nation's armed forces. Our thanks also goes out to those of you serving in the police and firefighting arenas. Despite these times of tragedy and uncertainty, we have much to be thankful for and our men and women in uniform are largely responsible.

Thank you for the opportunity to be of service and God bless.

Sincerely,


Barbara Page
President & CEO

BUSINESS OF WESTLAND

Westland ("Westland") is the successor to a community land grant corporation named Town of Atrisco, which itself was a successor to a Spanish community land grant named the Atrisco Land Grant. With limited exceptions, only lineal descendants of the incorporators of the Town of Atrisco may own shares of Westland's Common Stock.

Westland's executive offices are located in its own building at 401 Coors Boulevard, NW, Albuquerque, New Mexico, 87121, telephone (505) 831-9600, on land which was originally part of the Atrisco Land Grant.

Westland is the owner of approximately 56,000 acres of land located on the west side of Albuquerque, New Mexico. Most of its property is held for long-term investment and is leased for cattle grazing. Westland derives revenues through commercial and land leases, partnerships formed for various development projects, lot development sales to homebuilders and bulk land sales to other land developers.

Westland generates cash internally through its land operations (grazing leases, real estate sales and commercial leases) and externally through long and short-term borrowing. The profitability and resulting cash flows of Westland's land operations depend on numerous factors, such as demand for grazing leases, land leases, supply of competitively priced developed or undeveloped properties for residential, industrial or commercial uses. Over the long term, Westland expects that residential and industrial growth on Albuquerque's west side will continue to increase the demand for Westland's land, thus continuing Westland's ability to generate revenue from land development and sales. In the short term, however, periodic local and national economic conditions may decrease the number of land sales and hinder development. Westland is now starting on its next major undertaking as development on its new sector plan comes into existence. This development culminates a decade of hard and diligent work by Westland's Directors and employees.

Westland's basic business philosophy continues to be to hold certain areas of the land in trust for shareholders and to enhance the value of other areas of the Land through careful planning and development to assure perpetual benefit to the Company and its shareholders.

Westland's New Master Plan

As Westland previously reported, in 1998 the City of Albuquerque and the County of Bernalillo finalized the approval of a 6,400 acre master plan looking toward the development of the acreage over the next ten to twenty years. For Westland to begin developing or selling land within this planned area, the City must make available the required utilities. In 2000, the City annexed an initial 1,665 acres per the terms of a Pre-Annexation Agreement executed by the Company and the City of Albuquerque in November 1998. Westland is to furnish sewer and water utilities to the initial 1,665 acres within the Master Plan area. Westland has segregated the lands within the master plan area for development.

Utilities do not presently exist on any of the Master Planned lands. Per the Pre-Annexation Agreement, Westland has agreed that it will finance or bear the initial cost of the major water and sewer infrastructure to the initial 1,665 acres, which are now estimated to be as much as $10,000,000. When completed, Westland will convey the utilities to the City. Although for the initial phase Westland must advance the cost of the utilities, it will recover those costs through a "hook-up" fee that will be charged to each lot sold in the annexed area. An additional $5,000,000 to $10,000,000 will also be financed or borne by Westland for additional water and sewer distribution and collection lines and roads with no reimbursement. Depending upon the growth of development in this area, it may take 10 to 15 years for Westland to recover these costs.

Westland has put the major water system out to bid and is currently soliciting financing for the construction of the initial phase of the Master Plan infrastructure. The method being pursued is the recently legislated Public Improvement District that allows bond financing at favorable rates. Although no commitments have yet been received, Management believes that Westland will obtain the required financing and begin construction of improvements within the next fiscal year.

Management remains committed to begin the construction of residential, industrial and commercial developments for lease or sale. Westland's long term business philosophy is to create revenues by enhancing the value of Westland's land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current operating expenses.

 Oil and Gas and Grazing Leases

Approximately 54,300 acres of Westland's land are not planned for current development and 55,063 acres are leased to non-affiliated people for cattle grazing. The leases provided revenue of approximately $22,059 in fiscal 2001. Because of the extreme drought in the area, Westland has granted rent abatements to the tenant in each of the last three fiscal years.

On June 6, 2000, Westland granted an oil and gas lease on approximately 6,365 acres to an exploration corporation. The lessee paid Westland a rental bonus of $9,547 in consideration of the lease for the first year's rent. Management is not aware of any drilling or other activities having been conducted on the property by the lessee since the date of the lease.

Westland also owns and leases certain commercial buildings at an aggregate annual rental of $1,229,103.

Current Albuquerque Real Estate Market Conditions

The market conditions for the development and sale of properties in Albuquerque have slowed but remain positive at the present time. Westland has been able to sell the residential properties it has developed and is hopeful that these sales will increase next year due to the introduction of Painted Sky and Tierra Oeste subdivisions. Management believes that for the foreseeable future, residential, commercial and industrial construction will continue at a moderate pace.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During fiscal 2001, Albuquerque continued a significant pattern of growth and continues to be one of the fastest growing cities in the Southwest. Because of certain geographical and other limitations on its growth, Westland's lands lie directly in the path of future predictable growth patterns of Albuquerque.

Westland's future revenues will continue to be largely dependent upon the sale of land. The Company's assets are illiquid, comprising principally undeveloped land. Sales are dependent upon the market conditions in Albuquerque, New Mexico.

Westland anticipates making capital commitments for land development projects over the next few years as the economy and opportunities dictate that such expenditures would be warranted. Capital commitments may include special assessment districts for roads and water and sewer lines on its land. In some cases infrastructure improvements are paid for by assessments, which increase the value of Westland's land and make further development possible. Westland intends to incur capital expenditures when management determines such investments will increase the value of the land and generate future revenue.

Land is Westland's principal capital resource, and is valued, for financial accounting purposes, at its 1907 value plus the cost of improvements. Westland's balance sheet does not reflect the actual current value of this asset. The Company has no current appraisals of the land and, therefore, the actual value of the land is not known. The carrying value of the land was increased during both fiscal years ended June 30, 2001 and 2000, primarily reflecting increased investment. The carrying value will be increased or decreased regularly as Westland acquires, sells or develops parcels of land. Management believes the June 30, 2001 carrying value of the land is substantially less than its current market value. Westland's balance sheet also segregates income-producing properties which consist of commercial real estate and improvements. The actual value of Westland's land varies depending on national and local market conditions and the amount and proximity of roads, utilities and other amenities to the land under development. As Albuquerque continues to grow, the land value of both developed and undeveloped land should increase.

As reported last year, after some delay, Westland received approval of its Master Plan by both the City of Albuquerque and Bernalillo County. The Master Planned land includes the area north of Interstate 40 and south of the area designated for the Petroglyph National Monument between Unser Boulevard and Paseo del Volcan Road. The Master Plan area encompasses approximately 6,400 acres, but does not include any land located within the Monument and will have no adverse impact on the Monument. During the fiscal year the City of Albuquerque annexed the initial 1,600 acres of the master planned area, which will permit sewer and water services to be extended in an orderly manner to that number of acres as they are developed. Westland has agreed with the City that it will pay the cost of the infrastructure normally paid for by the city for new development in the master planned area and will recover those costs through a fee charged by the city as each lot is connected to the services. Management still anticipates that development and sale of the initial parcels of land within the Master Planned area will occur in the year 2002, however, foreseeable delays in getting utilities to the lands may cause this period to be extended beyond that anticipated date.

Westland is currently preparing marketing information and considering financial options and the optimum timing for initiating development, marketing, and sales of land in the Sector Plan area. The Company and Mesa Golf of Dallas, Texas, during fiscal 2000 obtained approval for a 27 hole golf course community located on 500 acres adjoining the Petroglyph National Monument within the Sector Plan area from the City of Albuquerque's Environmental Planning Commission. The project was delayed because an appeal was filed by Mr. Jaime Chavez on behalf of Water Information Network, a local group, which was subsequently denied.

Management remains committed to begin the construction of residential, industrial and commercial developments for lease or sale. Westland's long term business philosophy is to enhance the value of Westland's land through careful planning and development, while retaining ownership of a major portion of the land in perpetuity and simultaneously increasing the value of Westland's stock and to provide dividends for its shareholders, when consistent with Westland's need for a sufficient cash flow to meet current operating expenses.

Financial Condition, Liquidity and Capital Resources

During fiscal 2001, total assets increased to $23,865,926 from $20,237,662, and liabilities increased from $12,060,545 to $17,086,310. The increase in assets is occurred primarily in Land and improvements and Income producing properties, which increased by $4,861,392 together, and Cash and equivalents, which decreased by $3,118,559. This is the effect of increased investment in current projects and the addition of the El Paso Walgreens store. Receivables increased by $463,692 because of a year-end land sale the proceeds of which were not received in 2001. The increase in liabilities is the result of the added mortgage in the amount of $3,004,348 for the new Walgreens property and increases in revolving lines of credit of $2,309,681, drawn primarily to fund increased property investment.

In fiscal 2001, the Company maintained lines of credit with local banks aggregating approximately $3,600,000, collateralized by certain real property. The purpose of these lines is to provide funds necessary for its continued expansion. At June 30, 2001, the lines had outstanding balances of $2,309,681.

During fiscal 2002, the Company will be obligated to pay income tax of approximately $800,000 should replacement properties totaling $2,007,000 for the involuntary conversion of land by the National Park Service not be acquired. Management diligently seeks income producing properties for acquisition as replacement properties and fully expects to offset this tax obligation. Because the Company has deferred gains of approximately $15,700,000 for tax reporting, deferred income tax liabilities of approximately $6,100,000 are recorded in the Company's financial statements. In the event replacement properties are sold, deferred income taxes will become currently payable.

Management is not certain that the uncommitted balance of cash, cash equivalents, investments and its borrowing capacity are sufficient to meet all of the Company's obligations during 2002 without considering additional revenues that may be generated during that period.

Results of Operations

In fiscal 2001, land revenues decreased by $4,490,929 from $6,511,919 in 2000 to $2,020,990. The related cost of land revenues decreased to $831,029, or $422,841 from $1,253,870 in fiscal 2000. Rental revenue increased from $843,105 to $1,108,177 and the related costs increased from $258,572 to $293,727. These increases are expected to continue as the Company expands its activities in this area.

In the past fiscal year, land sales were less than the prior year as the Company experienced diminished sales of improved residential lots and fewer large parcel sales. Sales of improved residential lots in fiscal 2000 were approximately $1,148,000, and large parcel sales were approximately $4,810,000. In fiscal 2001, the Company's sales of improved lots declined to $1,102,000 and large parcel sales decreased to $830,000, primarily because the Company's sales effort for the year included several large parcels which did not close in 2001.Gross profits on land revenues decreased from 81% in 2000 to 59% in 2001, because of the decreased amount of large parcel sales, which have a higher gross profit ratio, in 2001. Gross profits on rental operations increased slightly in 2001, from 69% to 73%, primarily from the addition of the new Walgreens unit in El Paso.

General and administrative expenses remained relatively constant from 2000 to 2001, but interest income decreased from $234,872 to $141,122, as the Company reduced its holdings of interest bearing investments, and interest expense increased from $605,277 to $816,357 from added debt incurred in 2001.

Cash Flow

During fiscal 2001 Westland invested $5,291,417 in income producing and other assets and had net borrowing of $4,978,715. Including these uses of cash and payment of cash dividends of $1,003,623, cash equivalents and short-term investments decreased by $3,118,559, as operations used $1,806,668. In 2000, operating and investing activities provided $2,407,033 and $2,183,749, respectively, while financing activities used $2,008,404, including net debt repayment of $1,161,221, resulting in an increase in cash and equivalents of $2,582,378.

MARKET PRICE OF AND DIVIDENDS ON WESTLAND'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Because ownership of Westland's stock is restricted in the manner discussed below, no established public trading market exists for Westland's outstanding shares and, to the best of Westland's knowledge, no dealer has made, is making, or is attempting to create such a market from which to determine an aggregate market value of any of Westland's stock. In 1989, Westland entered into an arrangement with an independent stockbroker to broker transactions in Westland's stock between shareholders. The broker has informed Westland that the price at which Westland's common stock had been bought and sold by Westland's shareholders during the ninety (90) days preceding the date of this report has been $22 per share.

Since 1982, the outstanding shares have been subject to restrictions imposed by a majority of Westland's shareholders who amended Westland's Articles of Incorporation. Those Articles prohibit (with certain limited exceptions) transfer of Westland stock to persons other than lineal descendants of the original incorporators of the Town of Atrisco (a New Mexico Community Land Grant Corporation).

The following table sets forth the approximate number of holders of record of each class of Westland's common stock as of September 15, 2001:

                                                         Number of
                Title of Class                         Record Holders

         No Par Value Common                                5731
         $1.00 Par Value Common Class A                        0
         $1.00 Par Value Common Class B                       26

Dividends: During each of the two (2) fiscal years ended June 30, 1999 and June 30, 2000, Westland paid cash dividends to shareholders, aggregating a total during those two years of $1,605,416. During fiscal year ended June 30, 2001, Westland paid a cash dividend of $1.25 per share.

ON WRITTEN REQUEST, THE COMPANY WILL PROVIDE, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORMS 10-KSB FOR THE FISCAL YEAR ENDED JUNE 30, 2001,
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) TO ANY RECORD HOLDER OR BENEFICIAL OWNER OF THE COMPANY'S SHARES AS OF THE CLOSE OF BUSINESS ON OCTOBER 1, 2001. ANY EXHIBIT WILL BE PROVIDED ON REQUEST UPON PAYMENT OF THE REASONABLE EXPENSES OF FURNISHING THE EXHIBIT. ANY SUCH WRITTEN REQUEST SHOULD BE ADDRESSED TO
DAVID C. ARMIJO, SECRETARY, WESTLAND DEVELOPMENT CO., INC., and 401 COORS BOULEVARD, N.W., ALBUQUERQUE, NEW MEXICO 87121.

               Report of Independent Certified Public Accountants


Stockholders
Westland Development Co., Inc.

We have audited the accompanying balance sheet of Westland Development Co., Inc., as of June 30, 2001, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westland Development Co., Inc., as of June 30, 2001, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.





GRANT THORNTON LLP


Oklahoma City, Oklahoma
August 24, 2001

                         Westland Development Co., Inc.

                                   BALANCE SHEET

                                  June 30, 2001


                                     ASSETS

Cash and cash equivalents ..........................                 $   764,001

Short-term investments .............................                   1,497,275

Receivables
    Real estate contracts (note B) .................   $   475,114
    Note receivable - related party (note L) .......        99,707
    Other receivables ..............................       152,399       727,220
                                                                     -----------

Land and improvements held for future
  development (notes C and E) ......................                   8,191,471

Income-producing properties, net (notes D and E) ...                  11,843,922

Property and equipment, net of accumulated
  depreciation of $583,957 (note E) ................                     337,855

Investments in partnerships and joint ventures .....                     228,452

Income taxes receivable ............................                      14,257

Other assets .......................................                     261,473
                                                                     -----------

                                                                     $23,865,926
                                                                     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses and
  other liabilities ................................                 $   475,742
Deferred income taxes (note F) .....................                   5,416,423
Notes, mortgages and assessments
  payable (note E) .................................                  11,194,145
                                                                     -----------

                  Total liabilities ................                  17,086,310

Commitments and contingencies (notes E and K) ......                        --

Stockholders' equity (note G)
    Common stock - no par value; authorized,
      736,668   shares;  issued  and
      outstanding, 714,841 shares ..................   $     8,500
    Class B common stock - $1 par value;
      authorized, 491,112 shares;
      issued and outstanding, 86,100 shares ........        86,100
    Additional paid-in capital .....................       591,811
    Retained earnings ..............................     6,093,205     6,779,616
                                                       -----------   -----------

                                                                     $23,865,926
                                                                     ===========

         The accompanying notes are an integral part of this statement.

                         Westland Development Co., Inc.

                            STATEMENTS OF OPERATIONS

                               Year ended June 30,


                                                      2001             2000
                                                   -----------      -----------

Revenues
    Land .....................................     $ 2,020,990      $ 6,511,919
    Rentals ..................................       1,108,177          843,105
                                                   -----------      -----------
                                                     3,129,167        7,355,024

Costs and expenses
    Cost of land revenues ....................         831,029        1,253,870
    Cost of rentals ..........................         293,727          258,572
    Other general, administrative
      and operating ..........................       1,835,303        1,802,016
                                                   -----------      -----------
                                                     2,960,059        3,314,458
                                                   -----------      -----------

                  Operating income ...........         169,108        4,040,566

Other (income) expense
    Interest income ..........................        (141,122)        (234,872)
    Gain on sale or disposition of
      property and equipment .................            (100)            (280)
    Other income .............................         (26,993)         (16,223)
    Interest expense .........................         816,357          605,277
                                                   -----------      -----------
                                                       648,142          353,902
                                                   -----------      -----------

                  Earnings (loss)
                    before income taxes ......        (479,034)       3,686,664

Income tax expense (benefit) (note F) ........         (80,722)       1,354,464
                                                   -----------      -----------

                  NET EARNINGS (LOSS) ........     $  (398,312)     $ 2,332,200
                                                   ===========      ===========

Weighted average common shares
  outstanding, basic and diluted .............         801,116          802,626
                                                   ===========      ===========

Earnings (loss) per common share,
  basic and diluted ..........................     $      (.50)     $      2.91
                                                   ===========      ===========

        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                          STATEMENT OF STOCKHOLDERS' EQUITY

                       Years ended June 30, 2001 and 2000


                                                                      Class B
                                          Common stock              Common stock
                                          no par value              $1 par value           Additional
                                  --------------------------   -------------------------     paid-in       Retained
                                     Shares         Amount        Shares       Amount        capital       earnings        Total
                                  -----------    -----------   -----------   -----------   -----------   -----------    -----------


Balances at July 1, 1999 ......       716,608    $     8,500        86,100   $    86,100   $   581,527   $ 6,015,973    $ 6,692,100

Net earnings ..................          --             --            --            --            --       2,332,200      2,332,200

Cash dividends paid -
  $1 per share ................          --             --            --            --            --        (802,708)      (802,708)

Purchase/retirement
  of common stock .............        (1,315)          --            --            --            --         (44,475)       (44,475)
                                  -----------    -----------   -----------   -----------   -----------   -----------    -----------

Balances at June 30, 2000 .....       715,293          8,500        86,100        86,100       581,527     7,500,990      8,177,117

Net loss ......................          --             --            --            --            --        (398,312)      (398,312)

Cash dividends paid -
   $1.25 per share ............          --             --            --            --            --      (1,003,623)    (1,003,623)

Purchase/retirement
  of common stock .............          (452)          --            --            --            --          (5,850)        (5,850)

Insurance reimbursement for
  common stock purchases ......          --             --            --            --          10,284          --           10,284
                                  -----------    -----------   -----------   -----------   -----------   -----------    -----------

Balances at June 30, 2001 .....       714,841    $     8,500        86,100   $    86,100   $   591,811   $ 6,093,205    $ 6,779,616
                                  ===========    ===========   ===========   ===========   ===========   ===========    ===========

        The accompanying notes are an integral part of this statement.

                          Westland Development Co., Inc.

                            STATEMENTS OF CASH FLOWS

                               Year ended June 30,

                                                                             2001           2000
                                                                         -----------    ------------
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
    Cash received from land sales and collections on real estate
       contracts receivable ..........................................   $ 1,464,566    $ 6,415,088
    Development and closing costs paid ...............................    (2,051,178)    (1,179,963)
    Cash received from rental operations .............................     1,089,983        915,206
    Cash paid for rental operations ..................................       (28,299)       (70,535)
    Cash paid for property taxes .....................................       (20,303)      (135,736)
    Interest received ................................................       140,382        234,872
    Interest paid ....................................................      (765,429)      (604,029)
    Income tax refunds (paid) ........................................       136,424     (1,315,000)
    Other general and administrative costs paid ......................    (1,799,707)    (1,871,536)
    Other ............................................................        26,893         18,666
                                                                         -----------    -----------

                  Net cash provided by (used in) operating activities     (1,806,668)     2,407,033

Cash flows from investing activities
    Capital expenditures .............................................    (3,913,681)      (238,281)
    Investments in partnerships and joint ventures ...................         6,257         (2,808)
    Change in short-term investments .................................    (1,387,361)     2,468,105
    Change in note receivable - related party ........................         3,368        (43,267)
                                                                         -----------    -----------

                  Net cash provided by (used in) investing activities     (5,291,417)     2,183,749

Cash flows from financing activities
    Borrowings on notes, mortgages and assessments payable ...........     5,625,062        990,698
    Repayments of notes, mortgages and assessments payable ...........      (646,347)    (2,151,919)
    Payment of dividends .............................................    (1,003,623)      (802,708)
    Purchase of common stock .........................................        (5,850)       (44,475)
    Insurance reimbursement for common stock purchases ...............        10,284           --
                                                                         -----------    -----------

                  Net cash provided by (used in) financing activities      3,979,526     (2,008,404)
                                                                         -----------    -----------

                  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (3,118,559)     2,582,378

Cash and cash equivalents at beginning of year .......................     3,882,560      1,300,182
                                                                         -----------    -----------

Cash and cash equivalents at end of year .............................   $   764,001    $ 3,882,560
                                                                         ===========    ===========

                           Westland Development Co., Inc.

                               Year ended June 30,

                                                                             2001           2000
                                                                         -----------    ------------
Reconciliation of Net Earnings (Loss) to Net Cash Provided by
  (Used in) Operating Activities

Net earnings (loss) .................................................    $  (398,312)   $ 2,332,200
Adjustments to reconcile net earnings (loss) to net cash provided by
  (used in) operating activities
       Depreciation .................................................        323,257        259,253
       Gain on sale of property and equipment .......................           (100)          (280)
       Deferred income taxes ........................................         47,374         57,049
       Proceeds from sale of property and equipment .................           --              280
       Change in
           Income taxes recoverable/payable .........................          8,328        (17,585)
           Other receivables ........................................        (58,803)       (54,265)
           Land and improvements held for future development ........     (1,220,149)       (73,907)
           Other assets .............................................        (99,682)        (9,744)
           Accounts payable, accrued expenses and other liabilities .        (51,252)       (44,649)
           Accrued interest payable .................................         50,928          1,247
           Real estate contracts receivable .........................       (408,257)       (42,566)
                                                                         -----------    -----------

                  Net cash provided by (used in) operating activities    $(1,806,668)   $ 2,407,033
                                                                         ===========    ===========

        The accompanying notes are an integral part of these statements.

                         Westland Development Co., Inc.

                          NOTES TO FINANCIAL STATEMENTS

                             June 30, 2001 and 2000


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

    1.     History of Company and Beginning Basis of Financial Reporting
           -------------------------------------------------------------

    In 1892, the descendants of the owners of a land grant deeded in 1692 by the Kingdom of Spain became incorporators of a land grant corporation named Town of Atrisco. Ownership of the Town of Atrisco was based on proportionate ownership of the land grant. In 1967, the Town of Atrisco was reorganized and became Westland Development Co., Inc. (the "Company"), with the heirs receiving shares in the Company in proportion to their ancestors' interests in the Town of Atrisco corporation. The net assets of $232,582 at the date of reorganization were assigned as follows:

       Value of no par common stock as
       stated in the Articles of Incorporation               $  8,500
       Additional paid-in capital                             224,082
                                                             --------
                                                             $232,582
                                                             ========

    The Company estimated that it owned approximately 49,000 acres of land at the date of incorporation as Westland Development Co., Inc. Such acreage was used as the beginning cost basis for financial reporting purposes and was valued at $127,400 ($2.60 per acre) based on an appraisal in 1973 which determined the approximate value of the land in 1907. This date approximates the date that the Patent of Confirmation covering the land comprising the Atrisco Land Grant was given to the Town of Atrisco by the United States of America. Since the date of the Patent of Confirmation, the Company's acreage has increased in market value, but a full determination of such value has not been made.

    2.     Nature of Operations
           --------------------

    The Company develops, sells or leases its real estate holdings, most of which are located near Albuquerque, New Mexico. The Company may use joint ventures or participation in limited partnerships to accomplish these activities. Revenue sources for the years ended June 30, 2001 and 2000 consist primarily of proceeds from land sales and rentals from developed properties, such as single-tenant retail stores and office space. Land sales are primarily to commercial developers and others in the Albuquerque area and certain governmental agencies, and the terms of sale include both cash and internal financing by the Company. Such sales are collateralized by the land. The Company has relied primarily upon cash land sales over the past several years due to the collection risk associated with real estate contracts.

    3.     Cash and Cash Equivalents
           -------------------------

    Cash  and  cash   equivalents   are  considered  to  include  highly  liquid
    investments with maturities of three months or less and money market funds.

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits and in certain other funds which are not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                             June 30, 2001 and 2000


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    4.     Investments
           -----------

    Short-term investments include treasury bills carried at fair value. Such investments generally have maturities of more than three months and less than one year.

    Investments in partnerships and joint ventures owned 20% to 50% are accounted for by the equity method. Accordingly, the financial statements include the Company's share of the investees' net earnings.

    5.     Land and Improvements Held for Future Development
           -------------------------------------------------

    Land and improvements held for future development are recorded at cost not to exceed net realizable value. Improvements consist of abstracts, surveys, legal fees, master and sector plans, infrastructure improvements and other costs related to land held by the Company which are allocated to respective tracts primarily by specific identification of costs.

    6.     Income-Producing Properties and Property and Equipment
           ------------------------------------------------------

    Income-producing properties and property and equipment are stated at cost, less accumulated depreciation, computed on a straight-line basis over their estimated lives of three to 30 years. The cost of the building in which the Company has its offices, a portion of which is rented to others, has been allocated to income-producing properties and property and equipment based upon square footage.

    7.     Recognition of Income on Real Estate Transactions and Rentals
           -------------------------------------------------------------

    The Company recognizes the entire gross profit on sales where the down payment is sufficient to meet the requirements for the full-accrual method. Transactions where the down payment is not sufficient to meet the requirements for the full-accrual method are recorded using the deposit or installment method. Under the deposit method, cash received is recorded as a deposit on land sale. Under the installment method, the Company records the entire contract price and the related costs at the time the transaction is recognized as a sale. Concurrently, the gross profit on the sale is deferred and is subsequently recognized as revenue in the statements of operations as payments of principal are received on the related contract receivable.

    Rental income is recognized when earned under lease agreements. Rents received in advance are deferred until earned. Revenue from leases with escalating rental payments are recognized on a straight-line basis over the minimum lease term. For leases with provisions for additional rental payments based on percentages of annual sales, contingent rental income is recognized when the lessee provides an accounting which reflects the contingent rental income has been earned under the terms of the lease agreements.

    8.     Income Taxes
           ------------

    Deferred income tax assets or liabilities are determined based on the difference between financial statement and tax bases of certain assets and liabilities as measured by the enacted tax rates in effect using the liability method.

                             June 30, 2001 and 2000


NOTE A - NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

    9.     Earnings (Loss) Per Common Share
           --------------------------------

    Earnings (loss) per common share are based upon the weighted average number of common shares outstanding during the year, including the number of no par value common shares which may be issued in connection with eliminating fractional shares (which resulted from the determination made by the Court in the heirship case) and the number of no par value common shares for which the Court ruled that no incorporator or heirs existed. The Company has no potential common stock items.

    10.    Use of Estimates
           ----------------

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect certain reported amounts and disclosures; accordingly, actual results could differ from those estimates.

    11.    Long-Lived Assets
           -----------------

    Long-lived assets to be held and used are reviewed for impairment, generally on a property-by-property basis, whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses are recognized based upon the estimated fair value of the asset.

NOTE B - REAL ESTATE CONTRACTS RECEIVABLE

    Real estate contracts receivable at June 30, 2001 consist of three contracts, one payable in monthly installments of principal and interest and two due in lump sum payments of principal and interest at maturity with interest rates from 8% to 9.5%, and are collateralized by land.

    Principal collections due on real estate contracts receivable for the years ending June 30 are as follows:

                2002                                      $455,308
                2003                                         9,806
                2004                                            -
                2005                                            -
                2006                                        10,000
                                                           -------
                                                          $475,114
                                                           =======

                             June 30, 2001 and 2000


NOTE C - LAND AND IMPROVEMENTS HELD FOR FUTURE DEVELOPMENT

    The Company estimates that it presently owns in excess of 59,000 acres of land, primarily including land located within the boundaries of the Town of Atrisco Land Grant and land located elsewhere which the Company has acquired since incorporation. Plans for ultimate development of the properties have not been finalized.

    Land and improvements consist of the following at June 30, 2001:

       Land                                                $1,058,283
       Improvements                                         7,133,188
                                                            ---------

                                                           $8,191,471
                                                            =========

NOTE D - INCOME-PRODUCING PROPERTIES

    Income-producing properties consist primarily of five single-tenant retail store buildings and a portion of the Company's office building and are summarized as follows at June 30, 2001:

       Buildings and equipment                            $ 8,787,426
           Less accumulated depreciation                    1,145,219
                                                           ----------
                                                            7,642,207
       Land                                                 4,201,715
                                                           ----------

                                                          $11,843,922
                                                           ==========

    The Company's rentals from income-producing properties are principally obtained from tenants through rental payments as provided for under noncancelable operating leases. The lease terms range from one to 20 years and typically provide for guaranteed minimum rent, five-year renewals at tenants' options, percentage rent and other charges to cover certain operating costs.

    Minimum future rentals from income-producing properties on noncancelable tenant operating leases as of June 30, 2001 are as follows:

       Year ending June 30
         2002                                             $ 1,229,103
         2003                                               1,210,947
         2004                                               1,213,930
         2005                                               1,144,675
         2006                                               1,041,581
         Thereafter                                        10,248,121
                                                           ----------

                                                          $16,088,357
                                                           ==========

                             June 30, 2001 and 2000


NOTE E - NOTES, MORTGAGES AND ASSESSMENTS PAYABLE

    Notes, mortgages and assessments payable are summarized as follows at June 30, 2001:

       Promissory note, due in monthly  installments
       of $17,970 through May 2015,  including interest at
       9.37%; collateralized by income-producing properties          $ 1,673,491

       Promissory note, due in monthly installments of $9,079
       through July 2014, including interest at 8%;
       collateralized by income-producing properties                     878,804

       Note payable, due in monthly installments of $6,893
       through September 2015, including interest at 8.75%;
       collateralized by income-producing properties                     670,405

       Mortgage note, due in monthly installments of $24,682,
       including interest at 8.52%, due November 1, 2016;
       collateralized by income-producing properties                   2,537,296

       Mortgage note, due in monthly installments of $25,403,
       including interest at 7.8%, due April 15, 2020;
       collateralized by income-producing properties                   3,004,348

       Note payable, due in monthly installments of $5,140
       through February 2002, including interest at 9%;
       collateralized by specific tracts of land; paid off
       in July 2001                                                       34,876

       Balloon note,  interest due quarterly at 9%,
       principal due March 2003;  collateralized by specific
       tracts of land; paid off in July 2001                              83,048

       Revolving line of credit with a bank, variable
       interest payable quarterly (7% at June 30, 2001),
       principal due September 29, 2001; collateralized
       by real estate with borrowings up to $2,000,000                   800,000

       Revolving line of credit with a bank, interest payable
       quarterly at 8.25%, principal due April 25, 2002;
       collateralized by real estate with borrowings up to
       $1,600,000                                                      1,509,681

       Assessments payable                                                 2,196
                                                                     -----------

                                                                     $11,194,145
                                                                     ===========

    Aggregate  required   principal   payments  on  the  notes,   mortgages  and
    assessments payable as of June 30, 2001 are as follows:

       Year ending June 30
         2002                                             $ 2,703,673
         2003                                                 298,045
         2004                                                 324,363
         2005                                                 353,016
         2006                                                 384,213
         Thereafter                                         7,130,835
                                                           ----------

                                                          $11,194,145
                                                           ==========

                             June 30, 2001 and 2000


NOTE F - INCOME TAXES

    An analysis of the deferred income tax assets and liabilities as of June 30, 2001 is as follows:

       Deferred tax assets
           Improvements held for future development        $  129,728
           Property, equipment and land                       553,397
           Investments                                         24,192
           Other                                              122,346
           Valuation allowance                               (121,216)
                                                            ---------
                                                              708,447
       Deferred tax liabilities
           Deferred tax gain on involuntary
             conversion of land                             6,124,870
                                                            ---------

                         Net deferred tax liability        $5,416,423
                                                            =========

    Income tax expense (benefit) consists of the following:

                                                         Year ended June 30,
                                                      --------------------------
                                                        2001              2000
                                                      ---------       ----------

       Current
           Federal                                    $(111,429)      $1,015,805
           State                                        (16,668)         281,610
                                                      ---------       ----------
                                                       (128,097)       1,297,415
       Deferred
           Federal                                       35,257           44,497
           State                                         12,118           12,552
                                                      ---------       ----------
                                                         47,375           57,049
                                                      ---------       ----------

                                                     $  (80,722)      $1,354,464
                                                     ==========       ==========

    The income tax provision is reconciled to the tax computed at statutory rates as follows:

                                                          Year ended June 30,
                                                      -------------------------
                                                        2001             2000
                                                      --------        ---------

       Tax expense (benefit) at statutory rates      $(162,872)      $1,253,466
       State income taxes at statutory rates           (36,407)         280,186
       Change in valuation allowance                       -           (194,784)
       Nondeductible expenses                           21,459           19,926
       Other                                             1,195           (4,330)
       Revision of prior year estimates                 95,903              -
                                                      --------        ---------

                         Total expense (benefit)     $ (80,722)      $1,354,464
                                                      ========        =========

                             June 30, 2001 and 2000


NOTE F - INCOME TAXES - CONTINUED

    A valuation allowance of approximately $121,000 has been recognized at June 30, 2001 based on estimates of tax assets which are not likely to be realized in the future. Significant changes in assumptions concerning future taxable income and deductions may cause changes in the valuation allowance.

NOTE G - COMMON STOCK

    Under its original Articles of Incorporation (the "Articles"), the Company was authorized to issue 1,964,448 shares of common stock. During 1999, the Articles were amended to eliminate the authority to issue 736,668 shares of Class A common stock for $1.45 a share. The remaining authorized stock is as follows:

    (a) 736,668 shares of no par value common stock to represent $8,500 estimated value of land held by the Town of Atrisco;

    (b) 491,112 shares to be sold for a price to be determined by the Board of Directors, designated as Class B, $1 par value, common stock. The holders of no par value common stock have no preemptive rights to purchase Class B stock.

    At June 30, 2001, the 5,047 shares of no par value common stock, upon judicial determination, can be distributed to stockholders of record as of the date of incorporation.

    There is no established market for the Company's common stock. At June 30, 2001, 714,841 shares of the Company's no par value common stock were issued and outstanding. Of the 5,047 shares of no par value common stock issuable, 1,872 shares may be issued in connection with eliminating fractional shares which resulted from the determinations made by the Court in the heirship case and 3,175 shares represent shares for which the Court in the heirship case ruled that no incorporator or heirs existed. The Company also has reacquired and canceled 16,780 shares of no par value common stock which have been constructively retired. These shares have not been formally retired and, as such, may be issuable to stockholders of record as of the date of incorporation.

    During the year ended June 30, 1999, the Board of Directors approved protection against takeover measures whereby a threat of change of three or more directors in any one year would result in directors threatened with replacement being granted an immediate Class B stock bonus of 5,000 shares if in office as a director ten years or more, and 2,500 shares of Class B stock if in office as a director for less than ten years. The maximum number of shares which could be issued under this agreement at June 30, 2001 is 40,000 shares.

                             June 30, 2001 and 2000


NOTE H - SEGMENT INFORMATION

    The Company operates primarily in two industry segments. They are as follows:

       Land         -  Operations  involve the  development  and sale of tracts, both residential and commercial. In addition, included are incidental revenues from leasing of grazing rights.

       Rentals      -  Operations involve rentalsfrom five single-tenant  retail store buildings and a portion of the Company's office building.

    Financial information for each industry segment is summarized as follows:

                                                 2000                                                 2001
                        -----------------------------------------------------   --------------------------------------------------
                                                      General                                              General
                            Land        Rentals      corporate       Total         Land        Rentals    corporate       Total
                        -----------   -----------   -----------   -----------   -----------   ---------  -----------   -----------
Revenues .............  $ 2,020,990   $ 1,108,177   $      --     $ 3,129,167   $ 6,511,919   $ 843,105  $      --     $ 7,355,024
Operating income .....      471,768       728,473    (1,031,133)      169,108     4,658,425     508,774   (1,126,633)    4,040,566
Interest income ......         --            --         141,122       141,122          --          --        234,872       234,872
Interest expense .....     (109,256)     (668,699)      (38,402)     (816,357)      (20,106)   (536,240)     (48,931)     (605,277)
Income tax expense
  (benefit) ..........        --             --         (80,722)      (80,722)         --          --      1,354,464     1,354,464
Identifiable assets ..    8,913,781    12,061,614     2,890,531    23,865,926     7,141,245   8,426,628    4,669,789    20,237,662
Capital expenditures .         --       3,906,671         7,010     3,913,681          --       169,624       68,657       238,281
Depreciation .........         --         265,528        57,729       323,257          --       188,037       71,216       259,253

    General corporate assets consist primarily of cash, furniture, equipment and a portion of an office building, of which the remaining portion is included in rentals.

NOTE I - BENEFIT PLANS

    The Company has certain defined contribution employee retirement plans that provide for employee and employer contributions. The Company's contribution expense for these plans was $107,000 and $95,000 for 2001 and 2000, respectively.

NOTE J - SALES TO MAJOR CUSTOMERS

    Sales to major customers are summarized as follows:

       During the year ended June 30, 2001, land sales to two customers individually accounted for 35% and 19% of total revenues.

       During the year ended June 30, 2000, land sales to three customers individually accounted for 12%, 29% and 16% of total revenues.

                             June 30, 2001 and 2000


NOTE K - COMMITMENTS AND CONTINGENCIES

    The Company is engaged in various lawsuits either as plaintiff or defendant which have arisen in the conduct of its business which, in the opinion of management, based upon advice of counsel, would not have a material effect on the Company's financial position or operations.

    The Company has entered into employment contracts with eight of its key officers and employees for periods from one to five years which are automatically renewed for one additional period. In the event of involuntary employee termination, these employees may receive from one to six times annual compensation. The remaining terms under the agreements range from one to nine-and-one-half years and the maximum salaries to be paid under the remaining contract periods are approximately $1,283,000.

NOTE L - RELATED PARTY TRANSACTIONS

    The Company purchases its directors' and officers' liability insurance through a corporation controlled by a member of the Board of Directors. Total premiums for these policies paid in 2000 were $92,500.

    The note receivable - related party is from a joint venture partner, is payable in monthly installments of $1,000, including interest at 8.5%, and is collateralized by developed property. The note matures November 2014.

NOTE M - FINANCIAL INSTRUMENTS

    The following table includes various estimated fair value information, which pertains to the Company's financial instruments, and does not purport to represent the aggregate net fair value of the Company. The carrying amounts in the table are the amounts at which the financial instruments are reported in the financial statements.

    All of the Company's financial instruments are held for purposes other than trading.

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    1.     Cash and Cash Equivalents
           -------------------------

    The carrying amount approximates fair value because either the Company has the contractual right to receive immediate payment or because of short maturities.

    2.     Short-Term Investments
           ----------------------

    Short-term investments represent investments in treasury bills and are carried at fair value.

                             June 30, 2001 and 2000


NOTE M - FINANCIAL INSTRUMENTS - CONTINUED

    3.     Real Estate Contracts Receivable
           --------------------------------

    These notes receivable are generally collateralized by real estate and accrue interest at 8% to 9.5%. The fair value of real estate notes is based upon the present value of future cash flows using current interest rates.

    4.     Note Receivable - Related Party
           -------------------------------

    Note receivable - related party is valued at the present value of future cash flows based on the cur-rent rates at which similar loans would be made to borrowers with similar credit ratings.

    5.     Notes, Mortgages and Assessments Payable
           ----------------------------------------

    The discounted amount of future cash flows using the Company's current incremental rate of bor-rowing for similar liabilities is used to estimate fair value.

    The carrying amounts and estimated fair values of the Company's financial instruments at June 30, 2001 are as follows:

                                                     Carrying         Estimated
                                                      amount          fair value
                                                   -----------       -----------

       Financial assets
           Cash and cash equivalents               $   764,001       $   764,001
           Short-term investments                    1,497,275         1,497,275
           Real estate contracts receivable            475,114           475,114
           Note receivable - related party              99,707           111,830
           Other receivables                           152,399           152,399

       Financial liabilities
           Notes, mortgages and assessments
             payable                                11,194,145        11,579,135

DIRECTORS OF WESTLAND

SOSIMO S. PADILLA, Chairman of the Board of Directors and Director. Member of the Executive Committee. Mr. Padilla is retired from the circulation department of the Albuquerque Publishing Company and was owner/operator of Western Securities Transportation Corporation for over thirty years.

BARBARA PAGE, President, Chief Executive Officer and Director. Secretary of the Executive Committee. Ms. Page is employed by Westland Development Co., Inc. as its President.

POLECARPIO  (LEE) ANAYA,  Executive  Vice  President,  Assistant
Secretary/Treasurer and Director. Mr. Anaya is also Chairman of the Executive Committee and alternate member of El Campo Santo, Inc. Mr. Anaya was owner/operator of Lee's Conoco.

DAVID C. ARMIJO, Secretary/Treasurer and Director. Mr. Armijo is an insurance broker and serves as President and Chairman of the Board of California's All-Risk Insurance Agency, Inc. in Los Angeles, California.

CARMEL CHAVEZ, Director. Member of the Executive Committee and the Disclaimer Committee and Vice Chairman of El Campo Santo, Inc. Mr. Chavez is a retired employee of the Albuquerque Public Schools.

JOSIE G. CASTILLO, Director. Member of the Executive Committee and member of the Disclaimer Committee. Ms. Castillo is retired from the Human Services Department of the State of New Mexico.

CARLOS  SAAVEDRA,  Director.  Alternate  member of the  Executive  Committee,
Chairman of El Campo Santo, Inc. and Chairman of the Disclaimer Committee. Dr. Saavedra is a former director of bilingual education for the Colorado Department of Education and the Oakland Unified School District, Oakland, California. Dr. Saavedra retired from education in 1985.

JOE S. CHAVEZ, Director. Member of the Disclaimer Committee. Mr. Chavez is employed at Galles Chevrolet in Albuquerque, New Mexico.

CHARLES V. PENA, Director. Member of El Campo Santo, Inc. and the Disclaimer Committee. Mr. Pena owns and operates CJ's New Mexican Food Restaurant.